

# WOODSIDE

23 April 2004



04024986

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



PROCESSED
MAY 11 2004

THOMSON
FINANCIAL



SUPPL

Dear Sir/Madam,

**RE:    WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Appendix 3Y Change of Director's Interest Notice (Rory Edward Stanley Argyle), lodged with the Australian Stock Exchange on 23 April 2004;

- Appendix 3Y Change of Director's Interest Notice (Jillian Rosemary Broadbent), lodged with the Australian Stock Exchange on 23 April 2004;

- Appendix 3Y Change of Director's Interest Notice (Charles Barrington Goode), lodged with the Australian Stock Exchange on 23 April 2004;

- Appendix 3Y Change of Director's Interest Notice (Pierre Jean-Marie Henri Jungels) lodged with the Australian Stock Exchange on 23 April 2004;

- Appendix 3Y Change of Director's Interest Notice (Philip John Barnes Rose), lodged with the Australian Stock Exchange on 23 April 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

**Rebecca Sims**
**Compliance Officer**

**WOODSIDE PETROLEUM LTD.**
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178*mitment to Growth*

1954 2004

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Woodside Petroleum Ltd. |
|---|---|
| ABN | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Rory Edward Stanley ARGYLE |
|---|---|
| Date of last notice | 10 March 2003 |

## Part 1 - Change of director's relevant interests in securities
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 16 April 2004 |
| **No. of securities held prior to change** | Direct = 7,000 Indirect = 11,300 |
| **Class** | Ordinary |
| **Number acquired** | 126 |
| **Number disposed** | Nil |
| **Value/Consideration** Note: If consideration is non-cash, provide details and estimated valuation | $2,054.56 |
| **No. of securities held after change** | Direct = 7,126 Indirect = 11,300 |
| **Nature of change** Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market acquisition via Non-Executive Directors' Share Plan |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change** Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration** Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Woodside Petroleum Ltd. |
|---|---|
| ABN | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Jillian Rosemary BROADBENT |
|---|---|
| Date of last notice | 10 November 2003 |

## Part 1 - Change of director's relevant interests in securities
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Direct |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| Date of change | 16 April 2004 |
| No. of securities held prior to change | Direct = 25,217<br>Indirect = 10,000 |
| Class | Ordinary |
| Number acquired | 1,195 |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $19,485.78 |
| No. of securities held after change | Direct = 26,412<br>Indirect = 10,000 |
| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market acquisition via Non-Executive Directors' Share Plan |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder** (if issued securities) | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change** <br> Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration** <br> Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Woodside Petroleum Ltd. |
|---|---|
| ABN | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Charles Barrington GOODE |
|---|---|
| Date of last notice | 10 November 2003 |

## Part 1 - Change of director's relevant interests in securities
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Direct |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| Date of change | 16 April 2004 |
| No. of securities held prior to change | Direct = 20,756<br>Indirect = 98,000 |
| Class | Ordinary |
| Number acquired | 4,101 |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $66,871.31 |
| No. of securities held after change | Direct = 24,857<br>Indirect = 98,000 |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market acquisition via Non-Executive Directors' Share Plan |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Detail of contract | N/A |
|---|---|
| Nature of interest | N/A |
| Name of registered holder<br>(if issued securities) | N/A |
| Date of change | N/A |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| Interest acquired | N/A |
| Interest disposed | N/A |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| Interest after change | N/A |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Woodside Petroleum Ltd. |
|---|---|
| ABN | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Pierre Jean-Marie Henri JUNGELS |
|---|---|
| Date of last notice | 10 November 2003 |

## Part 1 - Change of director's relevant interests in securities
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Direct |
|---|---|
| Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. | |
| Date of change | 16 April 2004 |
| No. of securities held prior to change | Direct = 1,721 |
| Class | Ordinary |
| Number acquired | 765 |
| Number disposed | Nil |
| Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation | $12,474.16 |
| No. of securities held after change | Direct = 2,486 |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market acquisition via Non-Executive Directors' Share Plan |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Detail of contract | N/A |
|---|---|
| Nature of interest | N/A |
| Name of registered holder (if issued securities) | N/A |
| Date of change | N/A |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| Interest acquired | N/A |
| Interest disposed | N/A |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| Interest after change | N/A |

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Woodside Petroleum Ltd. |
|---|---|
| ABN | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Philip John Barnes ROSE |
|---|---|
| Date of last notice | 10 November 2003 |

## Part 1 - Change of director's relevant interests in securities
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 16 April 2004 |
| **No. of securities held prior to change** | Direct = 7,169 |
| **Class** | Ordinary |
| **Number acquired** | 1,726 |
| **Number disposed** | Nil |
| **Value/Consideration** Note: If consideration is non-cash, provide details and estimated valuation | $28,144.32 |
| **No. of securities held after change** | Direct = 8,895 |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market acquisition via Non-Executive Directors' Share Plan |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Detail of contract | N/A |
|---|---|
| Nature of interest | N/A |
| Name of registered holder<br>(if issued securities) | N/A |
| Date of change | N/A |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| Interest acquired | N/A |
| Interest disposed | N/A |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| Interest after change | N/A |